UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates.

Approval of the Amended and Restated Memorandum and Articles of Association

On March 26, 2025, the Board approved an amendment to the Company’s memorandum and articles of association (as amended, the “2025 Amended and Restated M&A”). The amendment includes (i) corrections to the criteria for director independence set forth in Section 42 and (ii) updates to the requirements for advanced notice in relation to director nominations and other business to be brought before a meeting by shareholders set forth in Section 43. A copy of the 2025 Amended and Restated M&A, which became effective upon its approval by the BVI Registrar of Corporate Affairs on April 8, 2025, is attached hereto as Exhibit 3.1, and the foregoing description is qualified in its entirety by reference to Exhibit 3.1.

Refinancing of Tech Center

On March 17, 2025 (the “Closing Date”), the Company closed on the refinancing of its Technology Center property (the “Tech Center”) with a construction loan (the “Loan”) from Shenzhen Rural Commercial Bank. The Company expects to restart construction on the high-potential and valuable Tech Center in the near term.

The Loan matures 10 years from the Closing Date and, when fully drawn (actual funding will be based on a draw schedule), will total RMB 700 million. As of March 31, 2025, there was RMB 450 million drawn under the Loan. The blended all-in rate (five-year Loan Prime Rate, or LPR, plus 110 basis points) is approximately 4.7% per year (based on the LPR published on February 20, 2025, as required by the bank, the Central Bank of the People’s Republic of China). Upon certain events, such as a partial sale, the Loan may be partially paid off based on a release schedule, without prepayment penalty. The Company may choose to prepay the Loan in part or in full, with a prepayment penalty equating to three months’ worth of interest expense based on the remaining balance prior to the prepayment.

The Loan replaces an existing loan with Bank of Guangzhou, which had total loan proceeds capped at RMB 450 million, an approximate rate of 6.0% per year (based on one-year LPR published on August 20, 2024, as required by the bank, plus 265 basis points), and a maturity date of March 1, 2026. In conjunction with the refinancing, the Company incurred a prepayment penalty of RMB 13.7 million to Bank of Guangzhou based on the existing loan terms.

The Tech Center is the Company’s newest business park under construction. Located in Bao’An District of Shenzhen, it is a 194,595 square-meter redevelopment consisting of office, commercial retail and residential space. The redevelopment of the Tech Center commenced in July 2019. However, construction came to a halt in late 2022 due to delays in the transition of onshore control and the turnover of the Company’s corporate seals and records following the Company’s meeting of shareholders held in November 2021, disputes during the transition with the general contractor and an ensuing credit downgrade by Bank of Guangzhou. Notably, since the reconstituted Board of Directors and new management gained full control of the Company’s onshore assets in December 2024, the Company has resolved the dispute with the general contractor, and its credit rating has returned to the highest status in China’s five-tier banking credit system.

Additionally, the Company is actively exploring ways to augment the Tech Center’s potential value, including obtaining future government approvals to add more guaranteed power and, therefore, position the project for more data center/server and other AI-related use.

A copy of the press release, issued March 31, 2025, announcing these updated is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Sale of Wuxi Property

On March 15, 2025, the Company entered into an agreement relating to the sale of its Wuxi property to the local government of Wuxi (the “Buyer”) for RMB 224.8 million, or approximately USD $31 million. The Buyer paid 50% of the purchase price upon signing and will pay the remaining balance at closing. Closing is anticipated to occur upon the earlier of when the Company delivers the property vacant (a closing condition) or June 30, 2025, although both the Company and the Buyer have certain extension rights.

Following a comprehensive review of its portfolio, the Company identified the property as a non-core asset, representing a small percentage of the Company’s gross asset value.

A copy of the press release, issued April 7, 2025, announcing the sale is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this report and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, increases in costs of materials, capital and financing needs, judicial and regulatory challenges and/or delays, construction and development challenges and/or setbacks, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of its various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, composition of potential tenants, the Company’s ability to complete the sale of the Property and the timing thereof, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

Exhibit Index

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association, dated March 26, 2025

99.1	Press Release, dated March 31, 2025

99.2	Press Release, dated April 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2025

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Chief Executive Officer